CROWN INTERNATIONAL , INC. / FL


FILING  TYPE:                            10SB12G
DESCRIPTION:                             REGISTRATION  STATEMENT
FILING  DATE:                            NOVEMBER  2,  2000
PERIOD  END:                             N/A


PRIMARY  EXCHANGE:                       OVER THE COUNTER INCLUDES OTC AND OTCBB
TICKER:                                  N/A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB
                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(g)
                     of the Securities Exchange Act of 1934

                          CROWN INTERNATIONAL , INC./FL
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


           FLORIDA                                      65-0716874
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or organization)

80 Richmond St. West , Suite 1604
Toronto  ,  Ontario  Canada                                     M5H-2A4
--------------------------------------                        ----------
(Address of principal executive offices)                      (Zip Code)


                        Issuer's Telephone: 416-866-8213
                   ------------------------------------------

           Securities to be registered under Section 12(g) of the Act:

Title of each class                 Name  of  each  exchange  on  which  each
to be so registered                 Class  is  to  be  registered
------------------------            --------------------------------------------

                                    - NONE -

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

PART  I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

     ITEM  1.  DESCRIPTION  OF  BUSINESS . . . . . . . . . . . . . . . . . . . 1

     ITEM  2.  PLAN  OF  OPERATION . . . . . . . . . . . . . . . . . . . . . . 8

     ITEM  3.  DESCRIPTION  OF  PROPERTY . . . . . . . . . . . . . . . . . . . 8

     ITEM  4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                     OWNERS AND MANAGEMENT . . . . . . . . . . . . . . . . . . 8

     ITEM  5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                     AND  CONTROL  PERSONS . . . . . . . . . . . . . . . . . . 9

     ITEM  6.  EXECUTIVE  COMPENSATION . . . . . . . . . . . . . . . . . . . .10

     ITEM  7.  CERTAIN RELATIONSHIPS AND RELATED
                     TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . 11

     ITEM  8.  DESCRIPTION  OF  SECURITIES . . . . . . . . . . . . . . . . . .11

PART  II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .11

     ITEM  1.        MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE
                     REGISTRANT'S  COMMON  EQUITY  AND  RELATED
                     STOCKHOLDER  MATTERS . . . . . . . . . . . . . . . . . . 11

     ITEM  2.  LEGAL  PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . 11

     ITEM  3.  CHANGES IN AND DISAGREEMENTS WITH
                     ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . .11

     ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES . . . . . . . . . .12

     ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS . . . . . . . . .12

PART  F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

     FINANCIAL  STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . .13

PART  III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

     ITEM  1.  INDEX  TO  EXHIBITS . . . . . . . . . . . . . . . . . . . . . .14

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .14

PART  I

ITEM  1.  DESCRIPTION  OF  BUSINESS

          (a)    BUSINESS  DEVELOPMENT

          Crown International Inc.(the "Company") was incorporated on December 9th, 1996 under the laws of the State of Florida under the name of Crown International Inc. See Exhibit 3.1 at Page E-5.The Bylaws of the Company are included as Exhibit 3.2 Page E-10. From the date of its incorporation to 31 March 2000, the only activity undertaken by the Company was on November 5th ,1999 where the Company entered in to a Bill of Sale with Greatway Global Communications Corp. (identified hereinafter as "Greatway") a Canadian Corporation. See Exhibit 2 Page E-1. This Bill of Sale provided as follows:

               (1)Greatway transferred all of its intellectual property and assets to Crown International Inc.

               (2)Greatway   agreed   to  sell   all  of  its   asset  to  Crown
               International Inc. (Florida) in exchange for receiving 2,000,000 shares of Crown International Inc. (Florida).

               (3)The Agreement was completed November 5th ,1999 and 2,000,000 shares of Crown International Inc. (Florida) were subsequently issued to Greatway. All shares as issued have restrictive legends under Rule 144. The Company presently operates the business hereinafter described and other than the asset purchase the Company has had no separate business activities since its formation to the current date. The Company is in good standing in the State of Florida.

          (b)     BUSINESS  OF  ISSUER

          The Company's technology was developed for the purpose of real time collaboration over the full range of broadband transmission lines. The initial marketing focus is to the advertising, film and recording sectors where multiple functions and tasks can be performed, electronically, simultaneously from remote locations in real time or efficient time. After this initial application, other uses such as medical, distance training, design, research will be pursued.

               (1)Product Description:

               (2)Name: GlobeLink Box

               Overview: The Box enables digital collaboration between production studios on multimedia projects. Secure file transfers, real time collaboration, and project management are just a few of the features integrated into the Box.

               Features: The Box enables users to centralize the management of collaborative projects. By linking distributed users to a central server, studios are able to have real time control over any section of a project at all times.

               Users are able to set file status codes, send messages, update files, retrieve files, set permissions on files, and create their own "mediafile" categories. The Box allows clients to preview files without coming into the studio. Using our advanced streaming technologies we are able to preview most media formats directly from the central server. This saves having to convert medial files to standard streaming formats (ie. RealAudio). This allows studios to get client approval of their projects in a timely and efficient manner.

               System Architecture: The Company's cross platform solution to multimedia collaboration is designed to integrate seamlessly into any studio environment. The Company's client/server architecture allows it to ship pre-configured machines to customers, thereby eliminating timely setup procedures at the customer site. Simply plug it in and you are ready to start using it.

          These boxes will be linked by various broadband medium to create a network for the efficient collaboration of various functions and tasks required in the production of product in the film and recording and advertising sectors.The Company's Business Model involves the rental of fully configured computer servers, containing the Company's proprietary software, at various client sites. As part of the rental or subscription service, each server will be upgraded remotely by the Company as enhancements are released. The box is rented in two versions.

               (1)The Master Box - is intended for the prime production house

               (2)The Client Box - will be located at the premises of sub contractors, agencies, and clients.

          The numerical ratio of Client to Master box is industry dependent. However, in a typical advertising environment the Master/Client ratio will be 15 to 1 whereas audio and film production situations can expect a 5 to 1 ratio. Because the Box was developed with studio industry partners, participants and facilities, the Box is intended to be user friendly and industry specific.

          (c)INDUSTRY AND COMPANY BACKGROUND

          Studios in advertising, film, entertainment, recording, animation and design are numerous throughout the developed world and are in excess of 5,300 plus clients and agency use. It is expected the collaboration market will reach $8 billion this year.

          (1)Development History

          Greatway's technology had its origins in a Research Laboratory setting. Subsequently with the help and input of profit making production studios, Greatway commercialized its technology. Today, the Greatway solution has been tested in a live production studio environment. As reflected on the company's most recent audited statements,as of October 31,1999,US$870,000 had been spent on Greatway's development of its unique, proprietary, fully scalable broadband technologies and applications.On November 5,1999, as aforesaid Greatway transfered all its property to the Company.

          (2)Industry Participants:

          Between   1995  and  2000   Greatway   benefited   greatly   from  the
          participation of the following leading production studios -

          - well known Hollywood studio

          - Mid market North American studio chain

          - fully diversified Canadian studio

          - small, sophisticated studio dealing in animation

          - Toronto studio dealing globally

          The Company is now positioned to take its technologies and products to the commercial world, starting with a select number of customers in North America and Europe. Collaborating partners worldwide include content providers, systems integrators and multimedia producers.

          To accommodate this market place as an affordable entry level product the Company's box will provide :a fully functional, self contained solution to facilitate collaboration in the audio and video recording industry. The Company's principal and initial product, the Box, is broadband enabled approach, allowing geographically separated production facilities to work simultaneously without the need to courier tapes, disks and other media format of media across continents and oceans. The agency and client also have viewing access to the project on a real time basis.

          By combining its advanced multimedia streaming technologies with scaleable network architecture, the Company is able to offer a solution that works across multiple platforms and operating systems, without placing any restrictions upon the artistic work being carried out by the production studio. Along with this technical solution, the Company has incorporated its own asset management system that allows the production house to track changes and synchronize the activity. Although the market place offers video streaming and exchange (see competition) the Company's market niche is collaboration, and an integrated process offering multi functions and multi task in real and efficient time. A master file for collaboration will be located in the Master Box and can be accessed and worked upon remotely from Client Boxes in various locations. The master file remains up to date and current in the Master Box. For high broadband applications the Company has entered into a contract/letter of intent with a major global Telco. However a secrecy provision therein limits details but the Company considers this letter as an an endorsement of its high end product.

          (d)BUSINESS APPLICATIONS OF TECHNOLOGY

     The Company's technology will be used in a wide variety of applications. The company will bring these to market in a specific order, to maximize the return on investment and streamline the development effort. Over the period covered by its business plan, the Company will market its technology in the following order:

          (1)"GlobeLink Box" - as described above, is a broadband enabled approach, allowing geographically separated production facilities to work simultaneously without the need to courier tapes, disks and other forms of media across continents and oceans.

          (2)Broadband on Demand - to be marketed to Telcos, facilitates the dissemination of audio and video on demand using the Company's proprietary "hub".

          (3)Virtual Private Networks - enables real time, simultaneous collaboration on files from remote locations. The embedded, proprietary project management software provides version control and timestamping of changes being made by each collaborating partner.

          (4)Broadband Content Providers - not only allows the streaming of quality audio and video over the internet, but also creates a newly enriched and real time experience because the Company technology includes the ability to :

          a) use multiple pictures on the same screen

          b) display full motion video

          c) interactive video conferencing

          d) initialization

          (5)Distance Training/Education - delivering for the first time, real time, high Resolution detail, thereby enhancing the training material and minimizing the communication costs.

          (6) Broadcast - Web Design/Hosting - targeting captive marketplaces, over dedicated fiber networks for the delivery of expensive content such as new film releases.

          (e)DISTRIBUTION METHODS OF THE PRODUCTS AND SERVICES

          Current Situation: Currently when people in diverse locations wish to collaborate and work together or share a common data file, in many instances, they must exchange data and work together by couriers and personal travel. Very time consuming, expensive and disruptive to the creative or efficient use of time. The Company's box will allow geographically separated production facilities to work simultaneously without the need to courier tapes, disks and other media format across continents and oceans or without the need for personal attendance. Also an agency and client can view and access the project on a real time or efficient time basis.

          In short the Box provides a solution to current problems of speed, capacity, and quality of service and content using fully scalable solutions using multiple bandwidths. Moreover for web sites, the Company's technology will add motion to the currently static sites, as well as live portals and event queing , both of which have considerable application but are not prevalent in the market place.

          (f)SERVICE DESCRIPTION

          As previously stated, there is significant and obvious demand in the market place for a collaborative real time solution, whereby time and money can be saved and the reality of the "global village" evolves. By placing the Company's Box into the site of each participant in a project, the participants can work together on the same data file in real or efficient time. Because the Company's Box was developed within the studio environment and with the guidance of studio participants, the Company's box contains the features , functions and technological compatibilities to provide an industry specific solution that to the user is "plug and play" and user friendly. Accordingly, the Company feels confident that any conservative or technophobic resistance can be overcome. Also with the prevalence of broadband and high speed transmission such as ADSL, T-1, and cable lines the Box should be widely available for use.

          Through use and visibility among industry participants a network should evolve. Also as a result of user feedback and our own studio partners, updates and enhancements will regularly be provided to users/customers as part of their rental/subscription fee. The Company's industry enquiries has determined that the rental fee is very affordable within the studio context.

          (g)MARKET SEGMENTATION

          Studios and production facilities, world-wide, initially in the advertising, film and recording sectors. Projects where many functions and tasks in diverse locations must collaborate and work together to produce the final product (voice, video, sound, animation, graphics, editing and post production facilities, webcasters and so forth) and must form a network to produce final product. While the market place offers various single functions or data exchanges, the Company is providing multi function and task collaboration so that all functions in whatever location can collaborate in real or "efficient" time on the same project or data file.

          The market place is world-wide because of the interaction of facilities in various parts of the world. For example the animation can be produced in Paris, design in New Zealand, video filming in Hong Kong, voice over in Toronto and Director in New York - with the advertising agency and client elsewhere. In addition one Company, for example, an animation house - many have numerous facilities worldwide and could use the Company's boxes to link projects and people and facilities.

          (h)COMPETITION

          There is significant demand in the marketplace for a collaborative real time solution. There is an abundance of good products that allow users to share a document on line - the so called electronic white board. For example, DataBeam Corp., a subsidiary of Lotus/IBM, claims to be the "leading developer of real time collaboration and training technologies". However, neither DataBeam nor any of the current offerings allow for the sharing of audio or video development.

          To date none of the major software vendors has released a collaborative video and/or audio solution or even announced their intention to develop solutions in this area. There are entities other than the Company currently working in the audio and/or video collaborative field. Similar to the Company, many of these potential competitors have their origins in the Academic environment. None of these potential entrants enjoy the Company's competitive advantage of working closely with major production studios - thereby being able to concurrently develop the empowering software and commercially viable product and features and functions.

          While there are a number of companies offering what they refer to as "multimedia collaborative services", their products are not real time collaboration. What they do provide is high performance videoconferencing solutions for applications such as - telemedicine, distance learning, executive conferences, manufacturing, and other motion-intensive applications. These are one way broadcasts that deliver audio and/or video.

          The Company believes that they are at the forefront in this field. The technologies were developed in a studio environment, not in a University based research laboratory.

          (i)BARRIERS TO ENTRY

          The most significant barrier to entry is the need for any potential competitor to have in-house software engineers that have the requisite technical skills coupled with a detailed understanding of how the modern production studio operates. Over the last five years the Company has been able to attract an appropriate team comprised of knowledgeable people in both the software development and production studio fields.

          A second, but no less significant barrier to entry is the need for access to a high-speed network and production studio environment in order to develop and test the software during the development process. The Canarie Project provided the sandbox environment needed to develop the "low level" code needed for the technology. The resulting scalable architecture means the Company's Box is a solution for the ADSL and T1 connectivity employed by the small and medium users, while the original fiber/ATM solution is available to the major studios.

          The third barrier to entry is the technophobic, conservative nature of some participants in the production studio industry. The Company is well aware of the need to include highly respected proselytizers for its Box. Therefore, it has included since its early days key industry advisors who, have not only provided significant input concerning the features needed, but who are also candidates to use the "Box" in the initial roll out. The result is a true "plug and play" solution that is technologically transparent to the user and highly endorsed by industry leaders.

          Various functions, in whole or in part, exist in the marketplace. For example, tel-video conferencing (AT&T, Lucent, Sprint) Video exchange or sharing (SGI - Telestream - Microsoft - Pixstream - Kasenna) editing and distribution (Box) editing and visual effects (Discreet Logic) video streaming (Quicktime and Real Networks). The foregoing are single or limited functions whereas the Company Box is an integrated process for multi tasks and functions to enable real or efficient time collaboration using features functions and compatibilities required by production facilities in the film, entertainment, recording and advertising sectors.

          (j)ADVERTISING AND PROMOTION

          The Company is following a number of approaches to promoting the Box

          a)The Company's technology and business model has been developed with the assistance of numerous industry partners and participants. Initially the Company will solicit the support of key participants to use the Boxes for their projects and will thereby act as natural references. Accordingly from these world wide contacts a Global network of studios will evolve and form the initial customer base or "Critical Mass" and act as the springboard for future Global sales.

          b)The Company will assign a Relationship Manager (salesperson) to each studio facility to assist in the sale.

          c)The Company plans to retain a third party company to package the Box and develop promotional material.

          d)Presently the Company is developing a Website solely for the purpose of Promoting and marketing the Box.

          (k)PRINCIPAL SUPPLIERS

          The principal component of the Box is a server which is readily available in the marketplace, the most favoured presently is that supplied by VALinux. In addition certain readily available software is also incorporated into the Box. The Company's proprietary software together with strong security is integrated very simply into the foregoing.

          (l)GOVERNMENTAL IMPACT ON OPERATIONS

          At this time there is no required government approval of the products and services offered . Further , there are no direct governmental regulations that impact the business operations.

          (m)RESEARCH AND DEVELOPMENT

          To date the Company has expended approximately $1 million to develop the technologies and Business Model and relationships. Also the Company has benefited from Government or Institutional facilities and experts some of which have been herein before noted (see Industry and Company Backgrounds). Research and Development is a significant activity of the Company and is driven by user and industry requirements, both present and contemplated. Because of the Company's past the Company has many relationships world wide on which it can draw.

          (n)EMPLOYEES

          The Company has retained the  following on a regular and ongoing basis
          :

          - 2 Computer Scientists

          - l University Professor as an advisor

          - Government and Telco liason person

          - rental/studio person

          - 2 accounting and administrative persons

          - l marketing person

          - studio partner (third party Industry Partner)

ITEM  2.  PLAN  OF  OPERATION

          Presently the Company has linked 4 Boxes at its office in downtown Toronto, Studio Partner in midtown Toronto and residence Lab of its Chief scientist in uptown Toronto Ontario, and a Lab in Guelph, Ontario at the residence of another of the Company's Scientists. The broadband transmission lines involved are ADSL and cable. Shortly the Company plans to add another studio and Advertising Agency.

          Daily, using typical industry content, the software is tested for stability and dependability. Features of the Box are frozen. Shortly the Company plans to market the Box, initially to the Studio Partner's contacts, then to the Company's contacts and finally to the marketplace at large. Anticipated rental income from the Master Box is $2,000.00 monthly and from the Client Box $500.00 monthly. After an initial ramp-up period of up to 6 months, the Company expects to rent 2 Master /Client Box combinations(1 Master & 9 Client) per week. Over the next six month period the monthly revenue is anticipated to average $182,000.00 resulting in gross revenue for this six month period of $1,092,000.00 and thereafter revenue should increase exponentially from this initial critical mass.

          During the second 6 month period operating costs are anticipated to average $50,000.00 monthly. And rental costs to average $65,000.00 monthly. The rental program could be financed with a Financial third party partner that would fund the servers and share in the rental revenue stream and whose Corporate structure would provide Administrative support as part of their contribution.

          To date the Company has been funded from shareholders advances and Advances from Macwin Investments Inc , A Canadian Corporation owned by Lorna Irwin , spouse of Company Director, Alan Irwin .The Company anticipates meeting its cash requirements of the next 12 month period by a Private Placement under Rule 506 for $2,000,000.00 .



ITEM  3.  DESCRIPTION  OF  PROPERTY

          The Company leases premises at 80 Richmond St. West, Suite 1604, Toronto, Ontario Canada on a month to month basis.The company owns no real property.


ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

               (a)   SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS


          The following persons (including any group as defined in Regulation S-B, Section 228.403) are known to the Company, as the issuer, to be the beneficial owner of more than five percent of any class of the said issuer's voting securities:


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
      Name               Address               Nature       Amount       Percent

Brigand Capital Corp.   120 Adelaide St.W.,    common      500,300        17.23%
                        Toronto, Ontario
                        M5H  lTl

Greatway Global         80 Richmond St. W.,    common    2,000,000        68.87%
Communications          Suite  1604,
Corp.                   Toronto,  Ontario
                        M5H  2A4

     TOTAL                                               2,500,300        86.10%




(b)   SECURITY  OWNERSHIP  OF  MANAGEMENT

          The following information lists, as to each class, equity securities beneficially owned by all directors, and of the directors of the issuer, as a group.

          None of the Directors or Officers own any securities in the Company. NOTE TO (a) and (b) ABOVE:

          As to the beneficial ownership of the securities listed above in (a) and (b), no such owner has the right to acquire within sixty (60) days or otherwise, the right to acquire shares from options, warrants, right, conversion privileges, or similar obligations.


ITEM  5.  DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTORS
          AND  CONTROL  PERSONS

          (a)   IDENTIFY  DIRECTORS  AND  EXECUTIVE  OFFICERS

Name, Municipality of Residence  Age     Length  of  Service
-------------------------------  ---     -------------------------------------
Alex  Kennedy                     65      Appointed  as  Director
Toronto  ,  Ontario                       and  Secretary ,Since April 22,2000

Gary  Risadore                    54      Appointed  President  and  Director
Toronto  ,  Ontario                       Since  April  22  ,  2000

Alan  Irwin                               Appointed  Director
Toronto  ,  Ontario               57      Since  April  22  ,  2000
-------------------------------  ---     -------------------------------------

          Alex Kennedy is the Secretary and a Director of the Company.Within the past 5 years he has been involved with RDG Minerals Inc.( Mining ) ,and TTLN - Total Entertainment Inc.( Internet Entertainment). He brings extensive background in the retail-merchandising field.Where he was CEO of 2 national retail companies in Canada.He is a Director for Ashurst Technologies Ltd.(listed on the Toronto Stock Exchange ) and NETFORFUN.com Inc. ( a Canadian public
Company  seeking  a  listing  on  CDNX  ).

          Gary Risadore is the President and a Director of the Company. From 1997 to 1999 he was the President and a director of IVP Technologies Corp. , and has worked with Greatway Global Communications Corp.( a networking and telecommunications company ) since 1998. He has successfully developed complete turnkey projects in the industrial sector.

          Alan Irwin,B.A.,LL.B. Is a Director of the Company. In 1995 and 1996 he was the Director and President of Typhon Industries Ltd. , a public company in recreation and entertainment.Since 1997 he has been the developer of Greatway Global Communications Corp. in product and business. He brings with him expertise in new business development , mergers and acquisitions, divestitures and various financing arrangements for both publicly held and private company's.

          Under Section 3 of ARTICLE III of the Bylaws, the directors serve until the next annual meeting of the shareholders, at which time directors are elected by the shareholders. A director is to hold office until his or her successor is elected. If a director vacates his or her position during that director's tenure, his or her replacement is filled by a majority of the remaining directors, of the shareholders if no directors remain.



(b)   IDENTIFY  SIGNIFICANT  EMPLOYEES

          The only other significant employee is Chris Besignano, who is the Chief Technology Officer for the Company.


Name, Municipality of Residence       Age  Length  of  Service
--------------------------------     ----  -------------------------------------
Chris Besignano                       24   Appointed as Chief Technology Officer
Toronto,  Ontario                          in  1999.
Canada
--------------------------------     ----  -------------------------------------


     Chris Besignano started with Greatway Global Communications in mid 1999 and continues with the project and the Company to date. He has experience with software engineering , product integration and project management. He has extensive experience in the design , development and implementation of cross platform applications and is currently managing Greatway's asset management division.


ITEM  6.  EXECUTIVE  COMPENSATION

  None  of  the  Officers  or  directors  receive any compensation at this time.

          No employee, officer, or director of the Company has any form of long-term compensation, including ( but not limited thereto) qualified or non-qualified stock options, warrants, incentive plans, SAR's, stock bonus plans, retirement plans, or otherwise.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     Since April 1,2000 the Company has benefited from funds in the amount of 125,000(approx.) advanced on account of the Company's operations from Macwin Investments Inc. , a Canadian corporation , owned by Lorna Irwin , spouse of Alan Irwin , Director of the Company. On behalf of the company , Macwin Investments Inc provides management services and provides funds for the purchases of equipment , fees of technical people , professional people and leasing of equipment.Macwin Investments Inc.is the controlling shareholder of Greatway Global Communications Corp.,the holder of 68.87% of the common stock of the Company.


ITEM  8.  DESCRIPTION  OF  SECURITIES

          COMMON  STOCK

          The Company is authorized to issue fifty million (50,000,000) shares of voting common stock, each share of stock having one vote, at $0.001 par value.

          There are no fixed rights to dividends on the common stock. Dividends may be paid as authorized by the Board of Directors, in cash, in property, or in shares of the capital stock of the said corporation.


     The State of Florida (FS ss.607.0630) provides that shareholders of a corporation do not have preemptive rights to acquire the corporation's unissued shares except to the extent that the articles of incorporation so provide.
ARTICLE  X  of  this  Company's  articles  of  incorporation  provides:


              "The   Shareholders  of  this  corporation  shall  not  have
              preemptive  rights  to acquire the corporation's unissued shares."


          The only specific material rights of common shareholders is to elect, on an annual basis, the directors of the Company. Each shareholder has one vote for any action brought before the shareholders for approval. There is no provision for cumulative voting.

          The  Company  has  no  other  class  of  stock.



                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          Not  applicable


ITEM  2.  LEGAL  PROCEEDINGS

          Not  applicable.


ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

          Not  applicable.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

          Not  applicable


ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

          ARTICLE VII of the Bylaws of the Company, entitled "INDEMNIFICATION AND INSURANCES" provides as follows:

          "SECTION  1.   INDEMNIFICATION  UNDER  BCA  SECTION  607.0850

          The corporation shall have the power to indemnify any director, officer, employee, or agent of the corporation as provided in Section 607.0850 of the Business Corporation Act.

          SECTION  2.  ADDITIONAL  INDEMNIFICATION

          The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official Capacity and as to action in another capacity while holding such office. However, such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850 (7) (a-d) of the Business Corporation Act."

          Florida Statute ss.607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them. ". if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

          Florida Statute ss.607.0950(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her action, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable cause to believe his or her conduct was unlawful;(b) a transaction whereby the director or officer derived an improper personal benefit;(c) in the case of a director, a violation of his or her fiduciary duties; or(d)willful misconduct.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities & Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL  STATEMENTS

          Attached audited financial statements for Crown International Inc. for the year ended March 31,2000 and for the period from inception are submitted in compliance with Item 310 of Regulation S-B.

          Also included, audited financial statement for Crown International Inc., for the period ending November 4,1999.

          An interim statement is also included in Part F/S as required by Item 310 of Regulation S-B.

                            CROWN INTERNATIONAL INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                       FOR THE YEAR ENDED MARCH 31 , 2000


                       FOR THE PERIOD FROM DECEMBER 6,1996

                      (DATE OF INCEPTION) TO MARCH 31,2000

                                       AND

                         CUMULATIVE FROM DECEMBER 6,1996
                      (DATE OF INCEPTION) TO MARCH 31,2000

CONTENTS                                                                    PAGE
--------

INDEPENDENT  AUDITOR'S  REPORT                                               F-1

FINANCIAL  STATEMENTS  :

                 BALANCE  SHEET                                              F-2

                 STATEMENTS  OF  OPERATIONS                                  F-3

                 STATEMENT  OF  CHANGES  IN STOCKHOLDERS EQUITY              F-4

                 STATEMENTS  OF  CASH  FLOW                            F-5 , F-6

                 NOTES  TO  FINANCIAL  STATEMENTS                      F-7 , F-8

                                                                        Page F-1

                           EARL M. COHEN, C.P.A., P.A.
                                   --------------

                           CERTIFIED PUBLIC ACCOUNTANT
                      2505 N.W. BOCA RATON BLVD. 9 SUITE 10
                            BOCA RATON, FLORIDA 33431
                     TEL: (561) 34771608 FAX: (561) 417-9984

                          INDEPENDENT  AUDITOR'S  REPORT

To  The  Board  of  Directors  Crown  International,  Inc.

I have audited the accompanying balance sheet of Crown International, Inc.(a development stage company), as of March 31, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended March 31, 2000 and, 1999 and for the period from December 6, 1996 (inception) through March 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.



I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crown International, Inc. (a development stage company) as of March 31, 2000, and the results of its operations and its cash flows for the years ended March 31, 2000 and 1999 and for the period from December 6, 1996 (inception) through March 31, 2000 in conformity with generally accepted accounting principles.

                                                By:/s/  Earl  M. Cohen
                                                    ------------------
July 25, 2000                                       Earl  M.  Cohen
                                                      C.P.A., P.A.

                                     MEMBER
               AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
                FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

                                                                       Page  F-2


                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 2000
                                     ASSETS


CURRENT ASSETS
  Cash                                                               $170
OFFICE AND COMPUTER EQUIPMENT-net of
  accumulated depreciation of $1,683                               18,517

INTELLECTUAL PROPERTY                                             851,683
                                                                 ---------

TOTAL ASSETS                                                     $870,370
                                                                 =========

                             STOCKHOLDERS' EQUITY
                             --------------------

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 50,000,000
    shares authorized, 2,903,900 shares
    issued and outstanding                                       $  2,904
  Additional paid-in capital                                      868,736
  Deficit accumulated during the development
    stage                                                          (1,270)
                                                                 ---------

TOTAL STOCKHOLDERS' EQUITY                                       $870,370
                                                                 =========


                Read accompanying Notes to Financial Statements.

                                                                       Page  F-3

                           CROWN  INTERNATIONAL,  INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                  YEARS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                                       AND
         PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000


                                                                     December 6,
                                                                        1996
                                     Year Ended      Year Ended     (Inception)
                                      March 31,       March 31,     to March 31,
                                        2000            1999           2000

REVENUES                            $         -    $         -    $       -
EXPENSES
  General and administrative                 150             97        1,270
                                    -------------  -------------  -----------
NET (LOSS)                          $       (150)  $        (97)  $    (1270)
                                    =============  =============  ===========

  (LOSS) PER SHARE                  $         -    $         -    $       -
                                    =============  =============  ===========



WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                          1,707,279        904,000    1,172,984
                                    =============  =============  ===========


                Read accompanying Notes to Financial Statements.

                                                                        PAGE F-4
                             CROWN INTERNATIONAL, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
         PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000

                                                                   Deficit
                                                                  Accumulated
                                    Common Stock      Additional  During the
                                 Number of    Par       Paid-In   Development
                                   Shares     Value     Capital      Stage       Total
                                 ---------  ---------  ---------  -----------  ---------
April 4, 1997 - Common shares
   issued for cash                 904,000  $     904  $     536  $        -   $  1,440

November 5, 1999 - Common
   shares issued in acquisition
   of office and computer
   equipment and intellectual
   Property                      2,000,000      2,000    868,200           -    870,200

Net (loss)                              -          -          -       (1,270)    (1,270)
                                 ---------  ---------  ---------  -----------  ---------


Balance - March 31, 2000         2,904,000  $   2,904  $ 868,736  $   (1,270)  $870,370
                                 =========  =========  =========  ===========  =========


              Read  accompanying  Notes  to  Financial  Statements.

                                                                        PAGE F-5
                               CROWN  INTERNATIONAL,  INC.
                            (A  DEVELOPMENT  STAGE  COMPANY)
                              STATEMENTS  OF  CASH  FLOW
                YEARS  ENDED  MARCH  31,  2000  AND  MARCH  31,  1999
                                          AND
            PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000


                                                             December 6,
                                                                 1996
                                      Year Ended  Year Ended  (Inception)
                                        March 31,  March 31,  to March 31,
                                         2000        1999       2000
                                       ---------  ----------  ----------

CASH FLOWS FROM OPERATING
ACTIVITIES:
Net(loss)                              $   (150)  $     (97)  $  (1,270)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common
Stock                                         -           -       1,440
                                       ---------  ----------  ----------

NET INCREASE (DECREASE) IN CASH            (150)        (97)        170

CASH - BEGINNING                            320         417           -
                                       ---------  ----------  ----------

CASH - ENDING                          $    170   $     320   $     170
                                       =========  ==========  ==========


                Read accompanying Notes to Financial Statements.

                                                                        Page F-6
                            CROWN INTERNATIONAL, INC.
                          (A Development Stage Company)
                       STATEMENTS OF CASH FLOW (CONTINUED)
                  YEARS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                                       AND
         PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000

                                                              December 6,
                                                                 1996
                                      Year Ended  Year Ended  (Inception)
                                        March 31,  March 31,  to March 31,
                                         2000        1999        2000
                                       ---------  ----------  ---------


SUPPLEMENTAL DISCLOSURE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:

Common stock issued in acquisition
of office and computer equipment and
intellectual property                  $ 870,200  $       -   $ 870,200
                                       =========  ==========  =========


                Read accompanying Notes to Financial Statements.

                                                                        Page F-7

                          CROWN  INTERNATIONAL,  INC.
                       (A  DEVELOPMENT  STAGE  COMPANY)
                       NOTES  TO  FINANCIAL  STATEMENTS
                               MARCH  31,  2000

NOTE  1.  ORGANIZATION
          ------------

               Crown International, Inc. was incorporated on December 6, 1996 under the laws of the State of Florida. Initially, the company was engaged in the acquisition and renovation of foreclosed residential homes for resale. The Company is now focussing on further developing and marketing its acquisition of intellectual property referred to in Note 4. The Company's headquarters is in Boca Raton, Florida. Since inception, no operations have commenced.

NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
          ----------------------------------------------

               OFFICE  AND  COMPUTER  EQUIPMENT
               --------------------------------

               Office and computer equipment are recorded at cost. Expenditures for major betterments and additions are capitalized while replacements, maintenance and repairs which do not improve or extend the life of the respective assets, are expensed.

               Depreciation  is  computed  by  the  straight-line   method  over
               estimated useful lives of five years.

               INCOME  TAXES
               -------------

               Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

               (LOSS)  PER  SHARE
               ------------------

               (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

                                                                        Page F-8

                          CROWN  INTERNATIONAL,  INC.
                       (A  Development  Stage  Company)
                       NOTES  TO  FINANCIAL  STATEMENTS
                                MARCH  31,  2000

NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
          -----------------------------------------------------------

               Statement  of  Cash  Flows
               --------------------------

               For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

               Use  of  Estimates
               ------------------

               Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE  3.  INTELLECTUAL  PROPERTY
          ----------------------

               Intellectual property consists of those intangible assets relating to the integration, assembly and architecture of hardware and software technologies to enable fully scalable internet, intranet and extranet high speed, high capacity and high resolution transmission of audio, video and data. Intellectual property includes all costs incurred in the application development stage. No amortization has been recorded as these assets have not yet been fully developed and/or marketed.

NOTE  4.  CAPITAL  STOCK
          --------------

               The Company has authorized 50,000,000 common shares with a par value of $.001 per share. On November 5, 1999, 2,000,000 common shares were issued in acquisition of office and computer equipment and intellectual property valued at $870,200. As of March 31, 2000, 2,903,900 common shares were issued and outstanding, respectively.

                            CROWN INTERNATIONAL INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                     INTERIM
                              FINANCIAL STATEMENTS



                        FOR THE PERIOD FROM APRIL 1 ,2000
                              TO SEPTEMBER 30,2000


                             PREPARED BY MANAGEMENT
                                  ( UNAUDITED )

CONTENTS                                                                    PAGE
--------


INTERIM  FINANCIAL  STATEMENTS  :

      Balance  Sheet                                                      F  - 1

      Statements  of  Operations                                           F - 2

      Statement  of  Changes in Stockholders' Equity                       F - 3

      Statements  of  Cash Flow                                    F - 4 , F - 5

      Notes  to  Financial Statements                              F - 6 , F - 7

                           CROWN INTERNATIONAL , INC.
                         ( A Development Stage Company )
                                  Balance Sheet
                                September 30,2000



                                     ASSETS
                                     ------

CURRENT  ASSETS
Cash                                                               $        711

OFFICE AND COMPUTER EQUIPMENT - net of                                   16,573
 accumulated  depreciation  of  $3627

INTELLECTUAL PROPERTY                                                 1,008,057
                                                                   -------------

TOTAL ASSETS                                                       $  1,025,341
                                                                   =============


                                   LIABILITIES
                                   -----------

SHAREHOLDERS ADVANCES                                              $     34,200

DUE TO RELATED COMPANY                                                  125,040
                                                                   -------------

TOTAL LIABILITIES                                                       159,240
                                                                   -------------


                              STOCKHOLDERS' EQUITY
                              --------------------


STOCKHOLDERS'  EQUITY
Common  stock,  $.001  par  value  ,  50,000,000
Shares  authorized, 2,903,900 shares issued
and  outstanding                                                          2,904

Additional  paid - in capital                                           868,736

Deficit accumulated during the
development  stage                                                       (5,539)
                                                                   -------------

TOTAL  STOCKHOLDERS EQUITY                                              866,101
                                                                   -------------

TOTAL  LIABILITIES AND STOCKHOLDERS' EQUITY                        $  1,025,341
                                                                   =============


                 READ ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                           CROWN INTERNATIONAL , INC.
                         ( A Development Stage Company )
                            STATEMENTS OF OPERATIONS
   INTERIM 6 MONTH PERIOD ENDED SEPTEMBER 30,2000 AND YEAR ENDED MARCH 31,2000
                                       AND

       PERIOD FROM DECEMBER 6,1996 ( INCEPTION ) THROUGH SEPTEMBER 30,2000




                 Interim 6 Month Period     Year Ended        December 6, 1996
                 Ended September 30, 2000   March 31,2000       (Inception)
                                                           To September 30, 2000



REVENUES              $       -             $       -            $       -

EXPENSES
General  and
Administrative             4,269                   150                 5,539
                      ----------            -----------           -----------


NET  (  LOSS  )       $   (4,269)           $      (150)          $   (5,539)
                      ===========           ============          ===========
(  LOSS  )  PER       $       -             $        -            $       -
SHARE                 ===========           ============          ===========

WEIGHTED  AVERAGE      2,903,900              1,707,279            1,906,740
NUMBER  OF            ===========           ============          ===========
SHARES  OUTSTANDING


                 READ ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                           CROWN INTERNATIONAL , INC.
                         ( A Development Stage Company )
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
       PERIOD FROM DECEMBER 6,1996 ( INCEPTION ) THROUGH SEPTEMBER 30,2000


                       Common  Stock      Additional    Deficit  Accumulated
                   Number of      Par      Paid-In     during the development
                    Shares       Value     Capital        stage     TOTAL
                    ------       -----     -------        -----     -----



April 4, 1997           903,900  $   904   $     536   $      -    $   1,440
Common shares
Issued  for  cash.

November 5, 1999
Common shares issued
In  acquisition of
Office and computer
Equipment  and
Intellectual
Property              2,000,000    2,000     868,000          -      870,000


Net  (  loss  )              -         -          -       (5,539)    (5,539)
                      ---------  --------  ---------

Balance-
September 30, 2000    2,903,900  $ 2,904   $ 868,736   $  (5,539)  $ 866,100
                      =========  =======   =========   ==========  =========


                 READ ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                           CROWN INTERNATIONAL , INC.
                         ( A Development Stage Company )
                             STATEMENTS OF CASH FLOW
  INTERIM 6 MONTH PERIOD ENDING SEPTEMBER 30,2000 AND YEAR ENDED MARCH 31,2000
                                       AND
        PERIOD FROM DECEMBER 6,1996 (INCEPTION) THROUGH SEPTEMBER 30,2000


                     Interim 6 month Period    Year Ended      December 6, 1996
                     Ended September 30,2000  March 31,2000     ( Inception )
                                                            To September 30,2000


CASH  FLOWS  FROM
OPERATING  ACTIVITIES
   NET  (  LOSS  )                $  (4,269)     $ (150)        $  (5,539)

CASH  FLOWS  FROM
FINANCING
Advances  from  shareholders         34,200           -            34,200

Advances  from  related
Company                             125,040           -           125,040

Expenditures  in  intellectual
Property                           (154,430)          -          (154,430)

Proceeds from issuance of common
Stock                                     -           -             1,440
                                  ----------     -------        ----------
NET INCREASE (DECREASE) IN CASH         541        (150)              711

CASH  -  BEGINNING                      170         320                 -
                                  ----------     -------        ----------
CASH  -  ENDING                   $     711      $  170         $     711
                                  ==========     =======        ==========


                 READ ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                           CROWN INTERNATIONAL , INC.
                         ( A Development Stage Company )
                             STATEMENTS OF CASH FLOW
  INTERIM 6 MONTH PERIOD ENDING SEPTEMBER 30,2000 AND YEAR ENDED MARCH 31,2000
                                       AND
        PERIOD FROM DECEMBER 6,1996 (INCEPTION) THROUGH SEPTEMBER 30,2000


                     Interim 6 month Period     Year Ended      December 6, 1996
                     Ended September 30,2000  March 31,2000      ( Inception )
                                                            To September 30,2000


SUPPLEMENTAL  DISCLOSURE
OF  NONCASH  INVESTING
AND  FINANCING  ACTIVITIES

Common  stock  issued  in
Aquisition  Of  office
and  computer  equipment
And  intellectual  property.             -       $870,200         $870,200
                                     =======     =========       =========


                 READ ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                            CROWN INTERNATIONAL, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS
                                SEPTEMBER 30,2000



NOTE  1.  ORGANIZATION
          ------------

          Crown International ,Inc. was incorporated on December 6, 1996 under the laws of the State of Florida. Initially , the Company was engaged in the acquisition and renovation of foreclosed residential homes for resale. The Company is now focusing on further developing and marketing its acquisition of intellectual property referred to in Note 3. The Company's headquarters is in Boca Raton , Florida. Since inception , no operations have commenced .

NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
          ----------------------------------------------

          OFFICE  AND  COMPUTER  EQUIPMENT
          --------------------------------

          Office and computer equipment are recorded at cost. Expenditures for major betterments and additions are capitalized while replacements , maintenance and repairs which do not improve or extend the life of the respective assets , are expensed.

          Depreciation is computed by the straight - line method over estimated useful lives of five years.

          INCOME  TAXES
          -------------

          Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

          (  LOSS  )  PER  SHARE
          ----------------------

          ( Loss ) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

          STATEMENT  OF  CASH  FLOWS
          --------------------------

          For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

          USE  OF  ESTIMATES
          ------------------

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities , the disclosure of contingent assets and liabilities , and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

                            CROWN INTERNATIONAL, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS
                                SEPTEMBER 30,2000


NOTE  3.  INTELLECTUAL  PROPERTY
          ----------------------

          Intellectual property consists of those intangible assets relating to the integration , assembly and architecture of hardware and software technologies to enable fully scalable internet , intranet and extranet high speed , high capacity and high resolution transmission of audio , video and data. Intellectual property includes all costs incurred in the application development stage. No amortization has been recorded as these assets have not yet been fully developed and/or marketed.

 NOTE  4.  SHAREHOLDERS  ADVANCES
           ----------------------

          The shareholder advances are monies advanced by a Canadian Corporation whom is a majority shareholder of the Company. The advances are non-interest and have no fixed term for repayment.

NOTE  5.  AMOUNTS DUE TO RELATED PARTY
          ----------------------------

          The Company has been advanced monies from a Canadian Corporation. The Canadian Corporation is wholly owned by the spouse of one of the Company's Director's and also controls the Canadian corporation referred to in Note 4. The advances are non-interest and have no fixed term for repayment.

NOTE  6.  CAPITAL  STOCK
          --------------

          The Company has authorized 50,000,000 common shares with a par value of $.001 per share. On November 5 , 1999 , 2,000,000 common shares were issued in acquisition of office and computer equipment and intellectual property valued at $870,200.00. As of September 30,2000, 2,903,900 common shares were issued and outstanding , respectively.

                            CROWN INTERNATIONAL INC.
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS

                       FOR THE YEAR ENDED MARCH 31 , 1999

                       FOR THE PERIOD FROM APRIL 1 , 1999
                            THROUGH NOVEMBER 4 , 1999


                                       AND

                       FOR THE PERIOD FROM DECEMBER 6,1999
                          ( DATE OF INCEPTION ) THROUGH
                                NOVEMBER 4 , 1999

CONTENTS                                                                    PAGE
--------

INDEPENDENT  AUDITOR'S  REPORT                                               F-1

FINANCIAL  STATEMENTS  :

                 BALANCE  SHEET                                              F-2

                 STATEMENTS  OF  OPERATIONS                                  F-3

                 STATEMENT  OF  CHANGES  IN STOCKHOLDERS EQUITY              F-4

                 STATEMENTS  OF  CASH  FLOW                                  F-5

                 NOTES  TO  FINANCIAL  STATEMENTS                      F-6 , F-7

                                                                        PAGE F-1

                           EARL  M.  COHEN,  C.P.A.,  P.A.
                            CERTIFIED  PUBLIC  ACCOUNTANT
                      2505 N.W. BOCA RATON BLVD. * SUITE 10
                            BOCA RATON, FLORIDA 33431
                     TEL: (561) 347-1608 FAX: (561) 417-9984

INDEPENDENT  AUDITOR'S  REPORT

To  The  Board of Directors Crown International, Inc.

I have audited the accompanying balance sheet of Crown International, Inc. (a development stage company) , as of November 4, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the period from April 1, 1999 through November 4 ' 1999, year ended March 31, 1999 and for the period from December 6, 1996 (inception) through November 4, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crown International, Inc. (a development stage company) as of November 4, 1999, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.


                                                       By:  /s/  Earl M. Cohen
                                                           -------------------
July 25, 2000                                              Earl  M.  Cohen
                                                           C.P.A., P.A.


                                     MEMBER
               AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
                FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

                                                                       Page  F-2

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 November 4, 1999

                                     ASSETS
                                     ------

CURRENT ASSETS
   Cash                                                          $     215


                               STOCKHOLDERS' EQUITY
                               --------------------

STOCKHOLDERS'  EQUITY
   Common stock, $.001 par value,  50,000,000
      shares authorized, 903,900 shares
      issued and outstanding                                     $     904
   Additional  paid-in  capital                                        536
   Deficit  accumulated  during  the  development
      Stage                                                         (1,225)
                                                                 ----------

TOTAL  STOCKHOLDERS'  EQUITY                                     $     215
                                                                 ==========


                Read accompanying Notes to Financial Statements.

                             CROWN INTERNATIONAL, INC.
                                                                        Page F-3
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
PERIOD FROM APRIL 1, 1999 THROUGH NOVEMBER 4, 1999 AND YEAR ENDED MARCH 31, 1999
                                       AND
  PERIOD  FROM  DECEMBER  6,  1996  (INCEPTION)  THROUGH  NOVEMBER  4,  1999


                              Period From                 December 6,
                             April 1, 1999                   1996
                                Through     Year Ended   (Inception)
                              November 4,    March 31   to November 4,
                                1999           1999          1999
                             -------------  ----------  --------------

REVENUES                     $          -   $       -   $           -
                             -------------  ----------  --------------

EXPENSES
General and administrative            105          97           1,225
                             -------------  ----------  --------------

NET (LOSS)                   $       (105)  $     (97)  $      (1,225)
                             =============  ==========  ==============
(LOSS) PER SHARE             $          -   $       -   $           -
                             =============  ==========  ==============

WEIGHTED AVERAGE
NUMBER OF SHARES
OUTSTANDING                       904,000     904,000         904,000
                             =============  ==========  ==============



                    Read  accompanying Notes to Financial Statements.

                             CROWN INTERNATIONAL, INC.                                      Page F-4
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH NOVEMBER 4, 1999


                                                                       Deficit
                                    Common Stock     Additional      Accumulated
                                 Number of    Par      Paid-In   During the Development
                                   Shares    Value     Capital          Stage              Total

April 4, 1997 - Common shares
issued for cash                     904,000  $   904  $     536   $           -            $ 1,440

Net (loss)                                -        -          -          (1,225)            (1,225)

Balance - November 4, 1999          904,000  $   904  $     536   $       (1225)           $   215



                Read accompanying Notes to Financial Statements.

                             CROWN INTERNATIONAL, INC.
                                                                        PAGE F-5

                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CASH FLOW
PERIOD FROM APRIL 1, 1999 THROUGH NOVEMBER 4, 1999 AND YEAR ENDED MARCH 31, 1999
                                       AND
        PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH NOVEMBER 4, 1999


                                        Period From                 December 6,
                                       April 1, 1999                   1996
                                        Through      Year Ended    (Inception)
                                       November 4,    March 31,  to November 4,
                                         1999           1999         1999
                                       -----------  -----------  --------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
    Net (loss)                         $     (215)  $      (97)  $      (1,225)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common
    Stock                                       -            -           1,440
                                       -----------  -----------  --------------

NET INCREASE (DECREASE) IN CASH              (215)         (97)            215


CASH - BEGINNING                              320          417               -
                                       -----------  -----------  --------------

CASH - ENDING                          $      170   $      320   $         215
                                       ===========  ===========  ==============


        Read  accompanying  Notes  to  Financial  Statements.

                                                                        PAGE F-6

                            CROWN  INTERNATIONAL,  INC.
                         (A  DEVELOPMENT  STAGE  COMPANY)
                         NOTES  TO  FINANCIAL  STATEMENTS
                               NOVEMBER  4,  1999

NOTE  1.  ORGANIZATION
          ------------

               Crown International, Inc. was incorporated on December 6, 1996 under the laws of the State of Florida. Initially, the company was engaged in the acquisition and renovation of foreclosed residential homes for resale. The Company is now focusing on further developing and marketing its acquisition of intellectual property referred to in Note 4. The Company's headquarters is in Boca Raton, Florida. Since inception, no operations have commenced.

NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
          ----------------------------------------------

               INCOME  TAXES
               -------------

               Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

               (LOSS)  PER  SHARE
               ------------------

               (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

               STATEMENT  OF  CASH  FLOWS
               --------------------------

               For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                                                                        PAGE F-7

                          CROWN  INTERNATIONAL,  INC.
                       (A  DEVELOPMENT  STAGE  COMPANY)
                       NOTES  TO  FINANCIAL  STATEMENTS
                              NOVEMBER  4,  1999

NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
          -----------------------------------------------------------

               USE  OF  ESTIMATES
               ------------------

               Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE  3.  CAPITAL  STOCK
          --------------

               The Company has authorized 50,000,000 common shares with a par value of $.001 per share. As of November 4, 1999, 903,900 common shares were issued and outstanding.

NOTE  4.  SUBSEQUENT  EVENT
          -----------------

               On November 5, 1999, the Company issued 2 million common shares in acquisition of office and computer equipment and intellectual property valued at $870,200 from a Canadian company.

PART  III

ITEM  1.    INDEX  TO  EXHIBITS

Exhibit Number       Page Number               Description
--------------       -----------        ------------------------------
     2                   E-1            Bill of Sale

    3.1                  E-5            Articles of Incorporation of Crown
                                        International, Inc.

    3.2                  E-10           Bylaws of Crown International, Inc

                                   SIGNATURES

          In accordance with Section 12 of the Securities & Exchange Act of 1034, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CROWN  INTERNATIONAL,  INC.
                                                  (Registrant)

Date: November 2, 2000

                                                  By:  /s/  Alan  Irwin
                                                     -------------------
                                                     Alan  Irwin
                                                     Director